Paltalk, Inc.

30 Jericho Executive Plaza, Suite 400E

Jericho, New York 11753

October 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Janice Adeloye

Re:	Paltalk, Inc.

Registration Statement on Form S-3

Filed on October 5, 2021

File No. 333-260063 (the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Paltalk, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:00 p.m., Eastern Time, on October 14, 2021, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Greg R. Samuel, Esq. at (214) 651-5645.

Very truly yours,

PALTALK, INC.

By:	/s/ Jason Katz
Name:	Jason Katz
Title:	Chief Executive Officer

cc:	Greg R. Samuel, Esq., Haynes and Boone, LLP

Michael C. Haden, Esq., Haynes and Boone, LLP